Exhibit 99.4

IMMEDIATE	1 October 2004

Royal & SunAlliance re Completion of disposal of Danish Life operations

Royal & SunAlliance today confirms that, all necessary approvals having been received, it has completed the sale of its Danish life operation to SEB Trygg Liv on the originally announced terms.

Andy Haste, Royal & SunAlliance’s Group CEO said,

“The sale of Codan life together with the disposal of our UK life operations has completed our exit from the life industry – and done so on a basis that provides finality and certainty for our shareholders. It is another step in the delivery of our strategy of transforming the Group into a focused, high performing general insurance company.

–ENDS–

For further information:

Analysts	Press
Karen Donhue	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7133	Tel: +44 (0) 20 7111 7047